Exhibit 99.2

Unaudited Pro Forma Combined Financial Information

Introduction

The following unaudited pro forma condensed combined financial information is being provided to aid you in your analysis of the financial aspects of the Business Combination (as defined below).

Description of the Transaction

On July 27, 2021, Lixiang Education Holding Co., Ltd. (“LXEH”, or the “Company”) entered into an investment cooperation agreement with Beijing Shangkun Education Technology Development Co., Ltd. (“Beijing S.K.”), pursuant to which the Company may gradually acquire the controlling stake in Beijing S.K. upon the Company’s issuance of multiple tranches of convertible debts in the total amount of RMB 300,000,000 to Beijing S.K. The Company had issued the convertible debt in the amount of RMB 100,000,000 to Beijing S.K.

On April 18, 2022, as part of the arrangements with Beijing S.K., the Company entered into an investment supplemental agreement with Beijing S.K. Pursuant to such agreement, the Company acquired 100% equity interests of Beijing Pengxiang Tianxia Education Technology Co., Ltd. (“Beijing P.X.”), a wholly-owned subsidiary of Beijing S.K., which in turn holds 100% equity interests of Beijing Chuangmei Weiye Enterprise Management Co., Ltd. (“Chuangmei Weiye”) and Hainan Jiangcai Vocational Skills Training School Co., Ltd. (“Hainan Jiangcai”), and the sponsorship interests of Langfang City Rail Transit Technical School (“Langfang School”), from Beijing S.K. (the “Acquisition”, or the “Business Combination”). The Company completed the Acquisition through partial conversion of the convertible debt previously issued in the amount of RMB 53,400,000.

The following unaudited pro forma condensed combined financial statements are presented to illustrate the combination of the financial information of LXEH and Beijing P.X. The unaudited pro forma combined balance sheets as of December 31, 2021 assumes that the pro forma events occurred on December 31, 2021. The unaudited pro forma combined statements of operations for the year ended December 31, 2021 give pro forma effect to the Business Combination as if it had consummated as of January 1, 2021. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of Beijing P.X. upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	the historical audited financial statements of LXEH as of and for the year ended December 31, 2021 and the related notes;

•	the historical audited consolidated financial statements of Beijing P.X. as of and for the year ended December 31, 2021 and the related notes;

•

other information relating to LXEH and Beijing P.X. contained in this statement, including the investment supplemental agreement and the description of certain terms thereof set forth in this statement.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. The unaudited pro forma adjustments represent LXEH’s management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

Unaudited Pro Forma Combined Balance Sheet as of December 31, 2021

(RMB, except otherwise noted)

	LXEH	Beijing P.X.	Initial Pro forma Combined	Pro forma Adjustments		Pro forma Balance Sheets
	RMB	RMB	RMB	RMB		RMB
ASSETS
Current assets:
Cash and cash equivalents	199,411,823	840,083	200,251,906	—		200,251,906
Inventories	227,600	—	227,600	—		227,600
Accounts receivables, net	—	1,344,832	1,344,832	—		1,344,832
Advance to suppliers	—	161,863	161,863	—		161,863
Amounts due from related parties	—	10,604,320	10,604,320	—		10,604,320
Prepayments and other current assets	101,467,924	1,111,654	102,579,578	(53,400,000	)(1)	49,179,578

Total current assets	301,107,347	14,062,752	315,170,099	(53,400,000)		261,770,099

Non-current assets:
Property and equipment, net	165,058,863	390,352	165,449,215	—		165,449,215
Land use rights	36,767,329	—	36,767,329	—		36,767,329
Intangible assets	254,634	—	254,634	—		254,634
Goodwill	26,644,407	—	26,644,407	62,567,430	(1)	89,211,837
Deferred tax assets	2,893,183	2,718,309	5,611,492	—		5,611,492

Total non-current assets	231,618,416	3,108,661	234,727,077	62,567,430		297,294,507

Total assets	532,725,763	17,171,413	549,897,176	9,167,430		559,064,606

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings and long-term borrowings-current	77,000,000	7,225,000	84,225,000	—		84,225,000
Accounts payable	6,002,448	159,697	6,162,145	—		6,162,145
Deferred revenue, current	1,386,607	7,821,204	9,207,811	—		9,207,811
Salary and welfare payable	2,126,041	956,786	3,082,827	—		3,082,827
Amounts due to related parties	323,400	587,864	911,264	—		911,264
Taxes payable	649,138	532,826	1,181,964	—		1,181,964
Accrued liabilities and other current liabilities	17,392,216	8,180,466	25,572,682	—		25,572,682
Amount due to Liandu Foreign Language School, current	308,782,975	—	308,782,975	—		308,782,975

Total current liabilities	413,662,825	25,463,843	439,126,668	—		439,126,668

Non-current liabilities
Long-term borrowings-non current	—	875,000	875,000	—		875,000

Total non-current liabilities	—	875,000	875,000	—		875,000

Total liabilities	413,662,825	26,338,843	440,001,668	—		440,001,668

Commitments and contingencies Shareholders’ equity/(deficit):
Ordinary shares	45,198	—	45,198	—		45,198
Additional paid-in capital	181,849,003	724,014	182,573,017	(724,014	)(1)	181,849,003
Statutory reserves	59,971,836	745,117	60,716,953	(745,117	)(1)	59,971,836
Accumulated other comprehensive loss	(12,542,667)	—	(12,542,667)	—		(12,542,667)
Accumulated deficit	(110,260,432)	(10,636,561)	(120,896,993)	10,636,561	(1)	(110,260,432)

Total shareholders’ equity/(deficit)	119,062,938	(9,167,430)	109,895,508	9,167,430		119,062,938

Total liabilities and shareholders’ equity	532,725,763	17,171,413	549,897,176	9,167,430		559,064,606

Unaudited Pro Forma Combined Statement of Operations and Comprehensive (Loss)/Income

For the Year Ended December 31, 2021

(RMB, except share data and per share data, or otherwise noted)

	LXEH	Beijing P.X.	Initial Pro forma Combined	Pro Forma Adjustments	Pro Forma Income Statement
	RMB	RMB	RMB	RMB	RMB
Net revenues	34,436,772	38,988,293	73,425,065	—	73,425,065
Cost of revenues	(17,356,450)	(16,788,383)	(34,144,833)	—	(34,144,833)

Gross profit	17,080,322	22,199,910	39,280,232	—	39,280,232

Operating expenses:
General and administrative expenses	(18,372,763)	(18,265,215)	(36,637,978)	—	(36,637,978)
Selling expenses	—	(7,060,859)	(7,060,859)	—	(7,060,859)

Total operating expenses	(18,372,763)	(25,326,074)	(43,698,837)	—	(43,698,837)

Operating loss	(1,292,441)	(3,126,164)	(4,418,605)	—	(4,418,605)

Interest expense	(2,393,178)	(338,866)	(2,732,044)	—	(2,732,044)
Interest income	14,834	2,622	17,456	—	17,456
Other income, net	4,590,580	3,023,171	7,613,751	—	7,613,751

Income/(loss) before income tax expense	919,795	(439,237)	480,558	—	480,558
Income tax (expense)/benefit	(670,976)	1,799,322	1,128,346	—	1,128,346

Income from continuing operations, net of tax	248,819	1,360,085	1,608,904	—	1,608,904

Loss from discontinued operation, net of tax	(244,068,780)	—	(244,068,780)	—	(244,068,780)

Net (loss)/income	(243,819,961)	1,360,085	(242,459,876)	—	(242,459,876)

Net (loss)/income attributable to the Company’s ordinary shareholders	(243,819,961)	1,360,085	(242,459,876)	—	(242,459,876)

Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(4,586,027)	—	(4,586,027)	—	(4,586,027)

Comprehensive (loss)/income	(248,405,988)	1,360,085	(247,045,903)	—	(247,045,903)

Total comprehensive (loss)/income attributable to the Company’s ordinary shareholders	(248,405,988)	1,360,085	(247,045,903)	—	(247,045,903)
Earnings per share from continuing operations
—Basic and diluted	0.00				0.02
Loss per share from discontinued operation
—Basic and diluted	(3.66)				(3.66)
Weighted average number of ordinary shares used in per share calculation
—Basic and diluted	66,667,000				66,667,000

1.	Basis of Pro Forma Presentation

The pro forma combined financial statements are based on the respective historical consolidated financial statements of LXEH and Beijing P.X., and have been prepared to reflect the Acquisition. The pro forma financial statements are presented for illustrative purposes only and do not necessarily reflect the actual results of operations of LXEH had the Acquisition occurred at the dates indicated or project the results of operations of LXEH for any future date or period.

The unaudited pro forma combined balance sheets as of December 31, 2021 assumes that the pro forma events occurred on December 31, 2021. The unaudited pro forma combined statements of operations for the year ended December 31, 2021 give pro forma effect to the Business Combination as if it had consummated as of January 1, 2021. Pro forma adjustments reflected in the pro forma financial statements are based on available information and certain assumptions that the Company believes are reasonable and supportable, and do not reflect the cost of any integration activities or benefits from the Acquisition including potential synergies that may be derived in future periods. The pro forma combined financial statements have been prepared on the basis of the assumptions and adjustments described below.

The pro forma financial statements were prepared using the acquisition method of accounting in accordance with ASC 805 Business Combinations, with LXEH being the legal and accounting acquirer of Beijing P.X. Under the acquisition method, the fair value of the assets acquired and liabilities assumed are based on valuation which involves judgement. Accordingly, the transaction accounting pro forma adjustments have been recorded based on preliminary estimates of fair value, which have been solely for the purpose of preparing these pro forma financial statements. Actual fair value may vary from these preliminary estimates and the differences could have a material impact on the accompanying pro forma financial statements and LXEH’s future results of operations and financial position. Accordingly, there can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation reflected in the pro forma financial statements.

The pro forma adjustments are based upon the best available information and certain assumptions that LXEH believes to be reasonable. The accounting policies used to compute the pro forma adjustments include all adjustments necessary for the fair presentation of the Acquisition in accordance with the recognition and measurement principles of accounting principles generally accepted in the United States of America (“U.S. GAAP”) and incorporate the significant accounting policies expected to be used to prepare the Company’s future consolidated financial statements.

There are no material transactions undertaken by LXEH and Beijing P.X. during the periods presented in the pro forma financial statements that would need to be eliminated.

Certain reclassifications have been made to LXEH’s and Beijing P.X.’s respective historical financial statements in preparation of the pro forma financial statements to conform to the financial statement presentation expected to be adopted post-closing of the Acquisition as described in the notes below.

2.	Preliminary purchase price allocation

The Acquisition will be accounted for as a business combination using the acquisition method of accounting in conformity with U.S. GAAP. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. In the preliminary purchase price allocation, the difference between the purchase consideration and book value of assets acquired and liabilities assumed by LXEH was allocated based on management’s judgement and assumptions. The net identifiable assets acquired and preliminary purchase price allocation are as follows:

Consideration	a	53,400,000
Minus:
Identifiable assets	b	17,171,413
Identifiable liabilities	c	26,338,843

Net identifiable assets	d=b-c	(9,167,430)

Goodwill	e=a-d	62,567,430

3.	Adjustments to Unaudited Pro Forma Combined Financial Information

Adjustments to Unaudited Pro Forma Combined Balance Sheet

The adjustments included in the unaudited pro forma combined balance sheet as of December 31, 2021 is as follows:

(1)

Reflects the initial adjustment of Business Combination through (a) the deduction of prepayments and other current assets of LXEH as of December 31, 2021of RMB53,400,000 as the consideration of Acquisition; (b) the elimination of historical accumulated deficit and other equity balances of Beijing P.X., the accounting acquiree in the Business Combination; and (c) goodwill recognized in the business combination.

4.	Earnings/(Loss) per Share

Represents the net income/(loss) per share calculated using the historical weighted average shares outstanding. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented.

The unaudited pro forma condensed combined financial information has been prepared for the year ended December 31, 2021:

For the Year Ended December 31, 2021
Pro forma net income from continuing operations	1,608,904
Pro forma net loss from discontinuing operation	(244,068,780)
Basic weighted average shares outstanding	66,667,000
Earnings per share from continuing operations-basic and diluted	0.02
Loss per share from discontinuing operations-basic and diluted	(3.66)